UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. (1))


                                  VaxGen, Inc.
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                                (Name of Issuer)

                     Common Stock, Par Value $.01 par share
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                         (Title of Class of Securities)

                                    922390208
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                                 (CUSIP Number)

                             BA Value Investors, LLC
                       1 North Federal Highway, Suite 201
                            Boca Raton, Florida 33432

                                 with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                             Commack, New York 11725
                                 (631) 499-6000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 3, 2009
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             (Date of Event which Requires Filing of This Statement)

-------------------------

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 922390208              SCHEDULE 13D
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1 NAME OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  BA Value Investors, LLC IRS ID No. 80-0421555
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [ ]
                                                                 (b) [ ]
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3 SEC USE ONLY


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4 SOURCE OF FUNDS (See Instructions)

  WC
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]

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6 CITIZENSHIP OR PLACE OF ORGANIZATION

  Florida
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 NUMBER OF       7   SOLE VOTING POWER

  SHARES             1,701,000
                 --------------------------------------------------------------
BENEFICIALLY     8   SHARED VOTING POWER

  OWNED BY           0
                 --------------------------------------------------------------
    EACH         9   SOLE DISPOSITIVE POWER

  REPORTING          1,701,000
                 --------------------------------------------------------------
   PERSON        10  SHARED DISPOSITIVE POWER

   WITH              0
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,701,000
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)                                                   [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   5.1%
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14 TYPE OF REPORTING PERSON (See Instructions)

   OO
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

CUSIP No. 922390208              SCHEDULE 13D
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1 NAME OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  Steven N. Bronson
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [ ]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
3 SEC USE ONLY


--------------------------------------------------------------------------------
4 SOURCE OF FUNDS (See Instructions)

  WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]

--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION

  USA
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 NUMBER OF       7   SOLE VOTING POWER

  SHARES             0
                 --------------------------------------------------------------
BENEFICIALLY     8   SHARED VOTING POWER

  OWNED BY           1,701,000
                 --------------------------------------------------------------
    EACH         9   SOLE DISPOSITIVE POWER

  REPORTING          0
                 --------------------------------------------------------------
   PERSON        10  SHARED DISPOSITIVE POWER

   WITH              1,701,000
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,701,000
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)                                                   [ ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   5.1%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)

   IN
--------------------------------------------------------------------------------

CUSIP No. 922390208               SCHEDULE 13D

Item 1. Security and Issuer.

     This statement relates to the Common Stock, $.01 par value ("Common Stock") of VaxGen, Inc. (the "Issuer"). The Issuer's principal executive office is located at 379 Oyster Point Boulevard, Suite 10, South San Francisco, California 94080. The Issuer has previously reported that as of April 30, 2009, the Issuer had 33,106,523 shares of Common Stock issued and outstanding.


Item 2. Identity and Background.

     (a) This Schedule 13D is filed on behalf of BA Value Investors, LLC and Steven N. Bronson.

     (b) The business address for Mr. Bronson and BA Value Investors, LLC is 1 North Federal Highway, Suite 201, Boca Raton, Florida 33432.

     (c) Mr. Bronson is the sole member and manager of BA Value Investors, LLC. Mr. Bronson is also the president of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Securities Exchange Act of 1934. The principal place of business of Catalyst is 1 North Federal Highway, Suite 201, Boca Raton, Florida 33432.

     (d) Neither Mr. Bronson nor BA Value Investors, LLC has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Mr. Bronson nor BA Value Investors, LLC has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Mr. Bronson nor BA Value Investors, LLC been nor are they now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Bronson is a citizen of the United States of America. BA Value Investors, LLC is a limited liability company organized and existing under the laws of the State of Florida.



Item 3. Source and Amount of Funds or Other Consideration.

     On June 3, 2009, Mr. Bronson purchased 60,000 shares of Common Stock in open market transactions at the price of $.481 per share for a total cost of approximately $28,988.

     On June 9, 2009, Mr. Bronson transferred 1,660,000 shares of Common Stock to BA Value Investors, LLC. Additionally, on June 9, 2009, BA Value Investors, LLC purchased 41,000 shares of Common Stock in open market transactions at the price of $.488 per share for a total cost of approximately $20,008.


Item 4. Purpose of Transaction.


Mr. Bronson and BA Value Investors, LLC acquired the securities of the Issuer for investment purposes.

Mr. Bronson and BA Value Investors, LLC may make further purchases of shares of Common Stock of the Issuer through open market or privately negotiated transactions or otherwise. If Mr. Bronson or BA Value Investors, LLC does undertake any of the above described possible actions, they will, among other things, timely file an appropriate amendment to this Schedule 13D.

On June 12, 2009, Mr. Bronson, on behalf of BA Value Investors, LLC, sent a letter to the board of directors of the Issuer. In the letter, Mr. Bronson stated that the Company must act promptly to reduce the size of the board to three directors; reduce director compensation; change to a smaller audit firm; terminate the lease of its facilities; otherwise cut costs; make an immediate $10 million distribution to shareholders; make a subsequent distribution of substantially all the remaining cash after settling the lease termination; distribute any royalty income to shareholders; and explore ways to monetize the public company value of the Issuer and use of its net operating losses. A copy of the letter to the Issuer is attached hereto as Exhibit 1.


   Other than as described above, the Fund does not have any plans or proposals which relate to or would result in:

   (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

   (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

   (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

   (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Issuer;

   (e) Any material change in the present capitalization or dividend policy of the Issuer;

   (f) Any other material change in the Issuer's business or corporate structure;

   (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

   (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

   (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

   (j) Any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer.

  (a)(b) As of June 12, 2009, the BA Value Investors, LLC owns 1,701,000 shares of the Issuer's Common Stock, representing approximately 5.1% of the total shares of Common Stock issued and outstanding. Mr. Bronson has sole voting and sole dispositive power with respect to the Common Stock owned by BA Value Investors, LLC

    (c) The following open market transactions were effected by Mr. Bronson during the past sixty (60) days:

                    Buy/          Number         Price
Trade Date          Sell         of Shares       Per Share
----------------------------------------------------------
5/29/2009           Buy           29,500         $  .485
5/28/2009           Buy           69,000         $  .472
5/27/2009           Buy          500,000         $  .465
5/21/2009           Buy           77,000         $  .441
5/21/2009           Buy          200,000         $  .46
5/6/2009            Buy          233,000         $  .418
5/1/2009            Buy           66,000         $  .43
4/22/2009           Buy           50,000         $  .44
4/21/2009           Buy           75,500         $  .436
4/20/2009           Buy           80,500         $  .444
4/14/2009           Buy          200,000         $  .46
4/7/2009            Buy           20,000         $  .432


   (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

   (e) Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None


Item 7. Material to be Filed as Exhibits.

Exhibit 1           Copy of June 12, 2009 letter from BA Value Investors, Inc.
                    to VaxGen, Inc.

Exhibit 2 Joint Filing Agreement between Steven N. Bronson and BA Value Investors, Inc.

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2009


                                              BA Value Investors, LLC


                                              /s/ Steven N. Bronson
                                              ----------------------------------
                                              STEVEN N. BRONSON, Managing Member



                                              /s/ Steven N. Bronson
                                              ---------------------------------
                                              STEVEN N. BRONSON


   Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).

Exhibit 1

                             BA Value Investors, LLC
                         1 North Federal Hwy., Suite 201
                              Boca Raton, FL. 33432

                                                                   June 12, 2009

The Board of Directors
VaxGen, Inc.
379 Oyster Pointe Boulevard, Suite 10
South San Francisco, California 94080

Gentlemen and Lady:

     BA Value Investors, LLC is the owner of more than 5% of the stock of VaxGen, Inc.

     VaxGen refers to itself as a biopharmaceutical company. This may have been the case at one time. It is not the case now. The Company has burned through over $200 million in invested capital. It is burdened by a 65,000 square foot facility that sits idle. It has terminated all product development activities. It has sold or otherwise terminated its drug development programs. It experienced a $12 million net loss in 2008. Its share price has fallen by over 95% in the last five years, and it now has a market capitalization of only $16 million. Its principal remaining assets of some $36 million in cash and investment securities are steadily being eroded.

     Yet, the Company continues to pay out over $60,000 per month to its board members, and close to $200,000 per year to its president and principal executive officer, as the Company purports to seek strategic transactions in the worst economic environment of the past half century. While outrageous, it is unfortunately not surprising that a board which owns virtually no shares and has almost zero economic interest in the fortunes of the Company would be making these payments and failing to act even remotely in the interests of shareholders.

     BA Value Investors, LLC believes that it speaks for all shareholders when it says that this state of affairs must come to an immediate halt. Instead, the Company must act now to stop the waste and return the Company's remaining assets to its shareholder owners.

     First, the Company must--

     o reduce the size of its board. Three directors are all that are needed for a company with no business and no strategic prospects;

     o reduce director compensation. The Strategic Transaction Committee must be disbanded and payments to its members stopped at once. There is no justification for more than $15,000 in annual compensation to a director of the Company;

     o change auditors. The Company does not need and should not be paying for a Big Four auditing firm;

     o terminate the lease. The Company should settle with its landlord at a substantial discount to the remaining lease payments and vacate the South San Francisco property; and

     o cut other costs. The Company should eliminate all expenses that are not absolutely necessary for a company whose activities are limited to returning remaining assets to shareholders and operating as a public shell.

     Second, the Company must--

     o    make an immediate distribution of $10,000,000 in cash to shareholders;

     o following termination of the lease and settlement with the landlord, distribute the remaining Company cash to shareholders, leaving only enough for the maintenance of the Company as a public shell; and

     o distribute to shareholders any royalty payments received from the sale of the Company's intellectual property.

     Third, the Company should--

     o explore ways to monetize the Company as a public shell, including, if possible, through utilization of the Company's substantial NOLs.

     There is no excuse or justification here for any delay. If the board is unwilling to undertake these steps, shareholders will have not choice but to reconstitute the board with directors who are representative of the shareholders and protective of their interests.

     I am available to discuss these matters with members of the board on a non-confidential basis. I can be reached at 561-362-4199.

                                              Very truly yours,


                                              Steven N. Bronson, Managing Member

Exhibit 2

                             Joint Filing Agreement


The undersigned hereby agrees that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

June 12, 2009

                                              BA Value Investors, LLC


                                              /s/ Steven N. Bronson
                                              ----------------------------------
                                              STEVEN N. BRONSON, Managing Member



                                              /s/ Steven N. Bronson
                                              ---------------------------------
                                              STEVEN N. BRONSON